Pax World Management LLC

June 29, 2012
Chad Eskildsen
Staff Accountant
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Mr. Eskildsen,

Pursuant to our conversation earlier today regarding the March 29, 2012 NCSR filing for Pax
World Funds Trust II, please note the following:

In response to your comment regarding the incorrect
Investment Company Act number, we have amended the typographical error in our cover template from file number 811-21187 to file number 811-22187.

In response to your comment regarding the status of Pax FTSE Environmental Technologies (ET50) Index
ETF (Series Identifier S000025092), we have submitted an amendment via EDGAR changing its status from Active to Inactive.

In response to your comment regarding Pax Worlds fidelity bond filing (Form 40-17G), filed February
27, 2012 (Accession Number 0001193125-12-082338),
for Pax World Funds Series Trust I (811-02064) and
Pax World Funds Trust II (811-22187), please note that the accompanying documentation, other than the insurance policy, is contained in the filing, starting on page 36. In particular, the board resolution is contained on page 39.

Thank you for your review of these filings. If there are any other questions or issues, please feel free to contact me at 603-501-7303, or Alicia
DuBois, CFO, at 603-501-7305.

Sincerely,

/s/ John Boese
John Boese
Chief Compliance Officer